AEGIS ENERGY ADVISORS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

AEGIS ENERGY ADVISORS CORP.

DECEMBER 31, 2016

TABLE OF CONTENTS

Independent Auditors' Report

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

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(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
     Stockholder of

AEGIS ENERGY ADVISORS CORP.

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of Aegis Energy Advisors Corp. (the "Company") as of December 31, 2016, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on the financial statement based on my audit. I conducted my audit in accordance with standards of The Public Company Accounting Standards Oversignt Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position Aegis Energy Advisory Corp. as of December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.



February 18, 2017

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 434,566
Advisory fee receivable	25,000
Security deposit	12,970
Prepaid expenses	10,405
Security deposit receivable	2,190
Total assets	$ 485,131
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses	$ 64,210
Commitments and contingencies	
Stockholder's equity	
Common stock, $1 par value, 510 shares authorized, issued and outstanding	510
Additional paid in capital	2,084,351
Accumulated deficit	(1,663,940)
Total stockholder's equity	420,921
Total liabilities and stockholder's equity	$ 485,131

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

    Aegis Energy Advisors Corp. (the "Company"), incorporated in 1996 under the laws of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic and advisory services to clients in the global energy industry.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of presentation
    The Company keeps its books and prepares its financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

    Revenue recognition and receivables
    The Company recognizes advisory fees over the term of the related contract. The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company assesses its receivables and reevaluates the allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

    Cash and cash equivalents
    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    Depreciation
    Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

    Income taxes
    No provision for federal income taxes has been made, as the Company is an S Corporation and, as such, is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates as well as local income taxes. The Company prepares its tax returns on the cash basis of accounting. Such difference in accounting methods for financial accounting and income tax reporting give rise to deferred income taxes as discussed below.

    The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

   Uncertain tax positions
   The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

   The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2013 are no longer subject to examination by tax authorities.

   Employee lease costs
   The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon thirty days prior written notice and the costs associated with this arrangement are recorded as incurred.

   Use of estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **INCOME TAXES**

   At December 31, 2016, the Company has available a net operating loss carry-forward of approximately $ 773,950 related to state and local income taxes expiring in fifteen years. The Company has recorded a deferred tax asset of approximately $75,000 on this carry-forward.

   A valuation allowance is recognized against deferred tax assets if it is more likely than not that they will not be realized in future years. Accordingly, a valuation allowance of $75,000 has been recorded against the deferred tax asset, which valuation allowance increased by that amount during 2016. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded.

4. **LINE OF CREDIT**

The Company has two revolving lines of credit with a financial institution, a $25,000 overdraft facility and a $110,000 business line of credit. Advances on the credit lines are re-payable on demand. The overdraft facility carries a fixed interest rate of 11.25%. The business line of credit carries an interest rate of 1.75% over the bank's prime rate, making an effective rate of 5% at December 31, 2016. At such date, there were no outstanding balances under the lines.

5. **CONCENTRATION OF CREDIT RISK**

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $370,356, which exceeded the required minimum net capital of $5,000 by $363,356. Aggregate indebtedness at December 31, 2016 totaled $64,210. The Company's percentage of aggregate indebtedness to net capital was 17.34%.

7. **COMMITMENT AND CONTINGENCIES**

The Company has a lease agreement for office space plus expenses for office administration, phone and maintenance. The lease agreement is on a month-to-month basis.

8. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require disclosures in the Company's financial statements.